April 1, 2011

VIA EDGAR AND OVERNIGHT MAIL

Sonia Bednarowsky
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	EDUtoons, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 21, 2011
File No 333-168587

Dear Ms. Bednarowski:

We are counsel to EDUtoons, Inc. (“EDUtoons,” the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated January 28, 2011, relating to the above-captioned registration statement and we apologize for the delay in responding to the staff's comments.  Captions and section headings herein will correspond to those set forth in Amendment No. 4 to the Registration Statement (“the Amended Registration Statement”), a copy of which has been marked with the changes from the initial filing, and is enclosed herein.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Description of Business, page 14

Comment 1:   We note your response to our prior comment seven. Please revise your disclosure so the Use of Proceeds and Description of Business sections are in clearer agreement It may be helpful to include a table in your Use of Proceeds section showing the amount of proceeds to be allocated to each part of your business plan, assuming different amounts of proceeds raised and numbers of shares sold. Accordingly, please revise the Description of Business section to disclose the specific adjustments and any changes to the steps or timeline of your business plan if you do not raise the maximum amount in your offering.

Response:  We have revised the “Use of Proceeds” and “Description of Business” sections as requested.  Please see pages 10, 15 and 16 of the Amended Registration Statement.

Competition, page 18

Comment 2:   Please revise to remove the reference to “[a]ll of the companies listed above" on page 18 as there are no companies listed above.

Response:   We have removed the reference requested.  Please see page 18 of the Amended Registration Statement.

Note 6. Subsequent Events, page41

Comment 3:   We have reviewed your changes made in response to our prior comment 12. We note you valued the common shares issued in December 2010 at $0.01 per share, and as noted in your response, represented the value of your common stock offered during the period of May 2010 to June 2010. Given that your Registration Statement on Form S-1 as initially filed with us on August 6, 2010, and as subsequently amended, is offering your common stock at a value of $0.05 per share, it appears the value of the shares issued to the officers in December 2010 should have been valued at a minimum of $0.05 per share or an aggregated cost of $25,000 rather than $0.01 per share (or an aggregate of $5,000). Please revise your disclosures to increase the value of such shares, or advise.

Response:   We have made the change requested.  Please see page 40 of the Amended Registration Statement.

Age of Financial Statements

Comment 4:   Please consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Response:   The Amended Registration Statement includes the Company’s financial statements for the quarter ending December 31, 2010.

Consents of Independent Registered Public Accounting Firm

Comment 5:   Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response:  The Amended Registration Statement contains a currently dated accountant’s consent.  Further, the Company undertakes to retain manually signed copies of such consent in its files and records for a period of five (5) years.

**************

We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ Arthur S. Marcus
Arthur S. Marcus, Esq.